EXHIBIT 21

LIST OF SUBSIDIARIES

OF

FAR EAST ENERGY CORPORATION

1.	Newark Valley Oil & Gas, Inc. was incorporated in the state of Nevada.

2.	Far East Energy (BVI), Inc. was incorporated in the territory of the British Virgin Islands.

3.	Yunnan Huayi Eco-tech Consulting Co., Ltd. was incorporated in the People’s Republic of China.

4.	Far East Energy (Bermuda), Ltd. was incorporated in Bermuda.